Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2014

The following is a discussion and analysis of the operating results and financial position of Cipher Pharmaceuticals Inc. (“Cipher” or “the Company") for the year ended December 31, 2014. This document should be read in conjunction with the audited financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information about the Company, including the annual financial statements and Annual Information Form for the year ended December 31, 2014, is available on SEDAR at www.sedar.com.

The discussion and analysis within this MD&A are as of February 24, 2015.

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities law in Canada and U.S. securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of a significant shareholder.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section of our Annual Information Form and under “Business Risks” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2014, and elsewhere in our filings with Canadian securities regulators. Except as required by Canadian or U.S. securities laws, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

Overview

Cipher is a growing specialty pharmaceutical company focused on dermatology. The Company acquires products that fulfill high unmet medical needs, manages the required clinical development and regulatory approval process, and markets those products either directly or through partners. Cipher’s key product, a novel version of the acne medication isotretinoin, is marketed as Absorica™ in the U.S. and Epuris® in Canada. Since the Company was founded in 2000, Cipher has achieved regulatory marketing approval in the U.S. and Canada for all three original products and completed eight marketing partnerships, generating growing revenue streams and shareholder value. Cipher is building its dermatology franchise through product licensing and acquisitions.

Management's Discussion & Analysis │ 1

Products

Absorica™/ Epuris® (CIP-ISOTRETINOIN):

CIP-ISOTRETINOIN is an innovative formulation of the active ingredient isotretinoin, which is used in the treatment of severe acne. CIP-ISOTRETINOIN, which is based on the same oral Lidose® drug delivery system used with Lipofen, has been in-licensed from Galephar Pharmaceutical Research Inc. (“Galephar”). The Company's marketing rights to this product include the Americas and a majority of the Pacific Rim. CIP-ISOTRETINOIN provides more consistent absorption under fed and fasted conditions, as compared to existing isotretinoin products. Due to its high lipophilicity, oral absorption of isotretinoin is enhanced when given with a high-fat meal. CIP-ISOTRETINOIN is bioequivalent to Accutane® (isotretinoin) capsules when both drugs are taken with a high-fat meal. However, when both drugs are taken under fasted conditions, CIP-ISOTRETINOIN provides 83% greater absorption than Accutane (isotretinoin) capsules.

The product was launched by Cipher’s U.S. distribution partner Ranbaxy Laboratories Inc. (“Ranbaxy”) in Q4 2012 under the trade name Absorica. Cipher was issued a product patent (Patent Number 7,435,427) from the U.S. Patent and Trademark Office in 2008. A second product patent (Patent Number 8,367,102) was issued in 2013 and a third patent (Patent Number 8,952,064) was issued in February 2015. The three patents are formulation-related patents describing the product ingredients.

According to IMS, the U.S. isotretinoin market was US$630 million in 2014, an increase of 9% over the prior year, with prescriptions growing by 4% on a year-over-year basis.

CIP-ISOTRETINOIN was also approved by Health Canada in Q4 2012 under the trade name Epuris. Cipher launched the product in Canada in June 2013 with its own sales force. According to IMS, the Canadian market for isotretinoin in 2014 was $16.4 million, an increase of 7% over 2013.

Lipofen® (CIP-FENOFIBRATE):

Lipofen is a novel formulation of the active ingredient fenofibrate, which is used in the treatment of hyperlipidemia, a cholesterol disorder. Hyperlipidemia is a condition characterized by high levels of low-density lipoprotein (“LDL”) cholesterol and/or triglycerides (a type of fat found in the blood). Fenofibrate is known to lower LDL cholesterol and triglycerides and increase high-density lipoproteins (“HDL”), known as "good cholesterol''. Fibrates have proven to be superior in lowering triglycerides and raising HDL levels. Lipofen targets a large market. Lipofen is the first product from the Company’s pipeline to receive U.S. Food and Drug Administration (“FDA”) approval. Cipher’s U.S. marketing and distribution partner for Lipofen is Kowa Pharmaceuticals America, Inc. (“Kowa”). The agreement with Kowa, which was executed in 2007, is for a period of ten years and they have the right to extend the term for two additional two-year periods.

According to IMS, the hyperlipidemia market in the U.S. exceeds US$12.6 billion and is made up of three primary groups of drugs: statins, fibrates and the prescription DHA/EPA (omega 3) market. The market for existing fenofibrate formulations in the U.S. exceeded US$1.26 billion during 2014, down from US$1.68 billion the previous year.

ConZip® / Durela® (CIP-TRAMADOL ER):

CIP-TRAMADOL ER is a novel, biphasic, extended-release formulation of the active ingredient tramadol, which is used for the management of moderate to moderately severe pain. CIP-TRAMADOL ER uses oral controlled-release beads, a drug delivery technology licensed from Galephar. The novel formulation delivers rapid absorption, similar absorption under different dietary conditions, and 24-hour coverage, supporting ease-of-use for physicians and a high level of compliance among chronic pain sufferers.

The product was launched in the U.S. in September 2011 by Vertical Pharmaceuticals Inc. (“Vertical”) under the trade name ConZip. According to IMS, the U.S. market in 2014 for extended release formulations of tramadol exceeded US$76 million which represents 1.8% of the total tramadol immediate-release and extended-release prescription market.

The product was launched in Canada in March 2012 by Medical Futures Inc. (“Medical Futures”) under the trade name Durela. According to IMS, the Canadian market for extended-release tramadol was $27 million in 2013. Patents have been issued both in the U.S. and Canada for the product.

2 │ Cipher Pharmaceuticals Inc. 2014 Fourth Quarter Report

Product Update

Absorica™/ Epuris® (CIP-ISOTRETINOIN):

Absorica

Absorica is marketed in the U.S. by Ranbaxy, a wholly owned subsidiary of Ranbaxy Laboratories Limited (“Ranbaxy SA”), under a distribution and supply agreement which was signed in 2008. The agreement provided for various milestone payments and a royalty percentage in the mid-teens on net sales.

Absorica was released in the U.S. market in late November 2012. The product has performed well since launch, achieving 20% market share by December 2014, based on total isotretinoin prescriptions (source: IMS). In Q3 2014, Ranbaxy launched two new strengths of Absorica (25 mg and 35 mg) to provide further flexibility to physicians in the weight-based dosing of isotretinoin.

The overall U.S. isotretinoin market continues to grow, with prescriptions increasing by 4% in 2014 versus 2013 (source: IMS). Total U.S. isotretinoin prescriptions increased in Q4 2014 compared to Q3 and Q2 2014, which is consistent with predictable historical seasonal patterns seen in the isotretinoin market for over 20 years.

In September 2013, Ranbaxy received a Paragraph IV Certification Notice of filing from Watson Laboratories, Inc. (now Actavis) of an Abbreviated New Drug Application ("ANDA") to the FDA for a generic version of Absorica. Ranbaxy and Cipher intend to vigorously defend Absorica's intellectual property rights and pursue all available legal and regulatory pathways in defense of the product. The costs of the proceeding are being borne by Ranbaxy. The Markman (pre-trial) hearing is scheduled for April 2, 2015.

Absorica is currently protected by three issued patents, two of which are listed in the FDA's Approved Drug Products List (Orange Book), which expire in September 2021. There are two additional new product patent applications pending with the U.S. Patent and Trademark Office.

Cipher has been advised by Ranbaxy that the Paragraph IV filing has no impact on the current sales and marketing plans for the product and that Ranbaxy plans to continue to invest significantly in Absorica.

Epuris

Epuris was approved by Health Canada in Q4 2012 and launched by Cipher in June 2013. The Company has deployed a field sales force of seven representatives. In the 15-month period following launch, Epuris achieved market penetration of 15.5% as of December 2014 (source: IMS) with 40% growth in net sales in Q4 2014 compared to Q3 2014. Feedback from the Canadian dermatology community continues to be encouraging.

Lipofen® (CIP-FENOFIBRATE):

Lipofen was launched in the U.S. market in late 2007 and prescriptions have grown as Kowa increased coverage of the primary care physicians in its targeted regions and expanded its sales force, which has grown to approximately 250 representatives. During Q2 2014, Cipher and Kowa agreed to preemptively launch an authorized generic version of Lipofen in advance of the expiration of the product patent in January 2015. Combined performance for the product during Q4 2014 was encouraging and total prescriptions (Lipofen plus the authorized generic) remained stable compared to the preceding quarter.

ConZip® / Durela® (CIP-TRAMADOL ER):

ConZip

ConZip, the Company’s extended-release tramadol product for the treatment of moderate to moderately severe chronic pain in adults, received FDA approval in 2010. In Q2 2011, Cipher entered into a distribution and supply agreement with Vertical, a U.S.-based specialty pharmaceutical company. Cipher receives a royalty on net sales in the mid-teens and is eligible to receive future sales milestone payments, contingent upon the achievement of certain future net sales targets.

ConZip was launched by Vertical in September 2011 with a dedicated sales force of 60 representatives. Vertical’s sales force has reached 75 representatives and in 2013, Avista Capital Partners, a U.S.-based private equity firm, acquired a controlling equity interest in Vertical. In Q4 2014, ConZip prescriptions increased by 10% compared to Q4 2013.

Durela

In Q3 2011, Cipher received Health Canada approval for Durela and completed a Canadian distribution and supply agreement with Medical Futures. Cipher receives a double-digit royalty on net sales and is eligible to receive future milestone payments contingent upon the achievement of cumulative net sales targets. Medical Futures launched the product in March 2012 with a dedicated sales force of 22 representatives and achieved a market share of 4.9% by the end of 2014. Sales of Durela in Q4 2014 were 18% higher than Q4 2013 and for the full year 2014, sales were 44% higher than 2013.

Management's Discussion & Analysis │ 3

New Products and Out-Licensing Activities:

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Beteflam Patch (previously named the Betesil Patch), a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis, from Institut Biochemique SA (“IBSA”). Based on feedback from Canadian dermatologists, the Beteflam Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard to treat areas such as knees and elbows. The efficacy and safety of the product has been established in two successful European phase III trials and one successful phase IV trial conducted by IBSA and it is currently marketed in several European countries. In Q4 2014 Cipher submitted the Beteflam regulatory package, which successfully passed screening and is under review by Health Canada.

In December 2014, Cipher acquired the assets of Melanovus Oncology Inc. ("Melanovus"), a Pennsylvania-based life sciences company. The assets include seven pre-clinical compounds for the treatment of melanoma and other cancers. The lead product candidate, Nanolipolee-007, is a liposomal formulation of a plant-derived compound that is a first-in-class cholesterol-transport inhibitor which has demonstrated anti-proliferative activity against certain melanoma cell lines (including B-raf resistant strains) in-vitro as well as in early in-vivo mouse studies.  Cipher will pursue pre-clinical studies leading to Investigational New Drug status with the FDA, Health Canada and other health authorities.  The plan for the development of the remaining compounds in the portfolio has not yet been established.

Subsequent to year end, Cipher in-licensed the Canadian rights to Ozenoxacin, a topical treatment for adult and paediatric patients with impetigo, from Ferrer, a privately-held Spanish pharmaceutical company. Ferrer commenced a second phase III trial of Ozenoxacin in June 2014. The multicenter, randomized, double-blinded, clinical study comparing Ozenoxacin one per cent cream versus placebo will be conducted in approximately 412 patients aged two months and older with a clinical diagnosis of non-bullous or bullous impetigo. Ferrer anticipates that the second phase III trial will be completed by the end of Q1 2015.

Cipher continues to pursue marketing partners for CIP-ISOTRETINOIN in other territories, including Latin America. In Q2 2014, Cipher entered into a distribution and supply agreement with Laboratorios Andrómaco S.A. ("Andrómaco") under which Cipher granted Andrómaco the exclusive right to market, sell and distribute Cipher's isotretinoin capsules in Chile. With over 70 years of experience, Andrómaco is a leader in the production and marketing of pharmaceutical products in Chile and certain other Latin American countries. Once regulatory approval is granted, it is expected that Cipher's product will be marketed under the brand name Lisacne-CIP, replacing Andrómaco's current isotretinoin product, Lisacne. Andrómaco is majority owned by Grünenthal GmbH, Germany. Under the terms of the agreement, Cipher will supply finished product to Andrómaco and product manufacturing will be fulfilled by Cipher's partner, Galephar.

In Q3 2014, Cipher entered into a definitive distribution and supply agreement with Ranbaxy SA under which Cipher has granted Ranbaxy SA the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Brazil. Ranbaxy SA plans to promote the product through a brand dermatology division in Brazil. Cipher’s isotretinoin formulation is expected to be the flagship product in Ranbaxy SA’s dermatology franchise in Brazil, once it achieves regulatory approval. Brazil is the largest isotretinoin market in Latin America, with annual sales exceeding $50 million, and the market has been growing steadily. Under the terms of the agreement with Ranbaxy SA, Cipher has received an up-front payment and is eligible for additional pre-commercial milestone payments. Cipher will supply the finished product to Ranbaxy SA and product manufacturing will be done by Cipher's partner, Galephar. Ranbaxy SA will be responsible for all regulatory-related activities associated with gaining and maintaining regulatory approval of the product in Brazil.

In addition, the Company is pursuing the acquisition or in-licensing of new late-stage to commercial-stage dermatology product candidates.

Growth Strategy

In addition to anticipated growth from our existing products and licensing agreements, led by Absorica, we have built a commercial sales and marketing presence in Canada and our lead product, Epuris, was launched in June 2013. This will be complemented by the Beteflam Patch, should it receive Health Canada approval. In addition, Cipher plans to use its established infrastructure in Canada to add dermatology products through product development and/or acquisitions. In January 2015, the Company announced the acquisition of the Canadian commercial rights for the novel antibacterial compound Ozenoxacin for the treatment of impetigo, The Company also plans to use its proven clinical development capabilities to in-license and develop dermatology assets for North America and expand its commercial infrastructure in the U.S. and Canada accordingly. In late Q4 2014, the Company acquired seven pre-clinical compounds for the treatment of melanoma and other cancers from Melanovus, including the related intellectual property from The Penn State Research Foundation. Lastly, we plan to continue to leverage our regulatory approvals in the U.S. and Canada to pursue licensing agreements in other markets for our isotretinoin and tramadol products, where economically viable.

4 │ Cipher Pharmaceuticals Inc. 2014 Fourth Quarter Report

NASDAQ Listing

In Q4 2014 Cipher was successful in obtaining approval for a listing on NASDAQ and trading on the NASDAQ Global Market commenced on November 24, 2014 under the symbol “CPHR”. In conjunction with the NASDAQ listing, the Company changed its trading symbol on the TSX from “DND” to “CPH”. As the Company executes its growth strategy, a NASDAQ listing should provide access to a broader range of investors and, over time, greater liquidity.

Selected Annual Information

The following information has been prepared in accordance with IFRS in Canadian dollars.

Financial Information (in thousands of dollars, except per share amounts):

For the years ended December 31,

	2014	2013	2012
Total revenue	32,287	27,011	8,458
Income	20,651	24,967	2,544
Basic earnings per share	0.82	1.02	0.10
Diluted earnings per share	0.79	0.97	0.10
Total assets	76,689	55,550	21,955

The fluctuations in reported results during these periods resulted primarily from the following factors:

•	Following the launch of Absorica in late 2012, revenue from 2013 forward reflects the impact of the growing revenue stream from this product;

•	In 2013, a US$5 million milestone was earned based on the cumulative net sales of Absorica;

•	In 2013, the Company recognized a deferred tax asset that contributed $6.6 million to net income; and

•	In 2014, the Company recognized a deferred tax asset that contributed $0.3 million to net income.

Review of Operating Results

Revenue (in thousands of dollars):

For the years ended December 31,

	2014	2013	$ change in 2014	% change in 2014
Licensing revenue	30,218	26,596	3,622	14
Product revenue	2,069	415	1,654	399

Total revenue in 2014 was $32.3 million compared to $27.0 million in 2013, an increase of 20%. The main growth drivers were continued growth from the Company’s isotretinoin products, Absorica in the U.S. and Epuris in Canada. The Company’s 2013 results included a $5.3 million non-recurring milestone. Adjusting for the impact of this non-recurring item, year-over-year total revenue growth was 49%.

In Q4 2014, total revenue was $8.5 million compared to $7.2 million in the comparable period last year (adjusted for the non-recurring item), an increase of 18% over the prior period.

Management's Discussion & Analysis │ 5

Revenue for Absorica was $22.5 million in 2014, compared to $15.9 million in 2013 (adjusted for the non-recurring milestone). The 42% growth in revenue was driven by steady market penetration during 2014 compared to 2013 as well as continued growth in the overall U.S. isotretinoin market.

Revenue for Lipofen was $5.6 million in 2014, an increase of $2.2 million or 65% compared to 2013. An authorized generic version of the product was launched by Cipher’s U.S. marketing partner in Q2 2014, and the product continues to perform well.

Revenue from the Company’s extended-release tramadol product (ConZip in the U.S. and Durela in Canada) was $2.1 million in 2014, compared to $2.0 million in 2013.

Epuris was launched in June 2013 and is the first product marketed by Cipher’s Canadian sales and marketing organization. Product revenue for Epuris was $2.1 million in 2014, a five-fold increase over 2013 as the market share grew from 5.5% at the end of 2013 to 15.5% at the end of 2014. Cost of product sold was $563 thousand for the year and the product realized a gross margin of 73% for the year.

Research and DevelopmeNt Expense (in thousands of dollars):

For the years ended December 31,

	2014	2013	$ change in 2014	% change in 2014
Research and development	1,227	1,389	(162)	(12)

Research and development (“R&D”) expense represents the cost of the Company’s drug development activities. R&D expense during 2014 was $1.2 million, compared to $1.4 million in 2013.

Selling and MARKETING Expense (in thousands of dollars):

For the years ended December 31,

	2014	2013	$ change in 2014	% change in 2014
Selling and marketing	2,285	2,048	237	12

Selling and marketing expense in Q4 2014 was $0.6 million, compared to $0.4 million in the fourth quarter of 2013. The increase in 2014 reflects additional sales and marketing efforts towards Epuris promotion in Canada.

For the year ended December 31, 2014, selling and marketing expense was $2.3 million, an increase of $0.2 million, compared to 2013. The Canadian sales and marketing organization infrastructure related to Epuris was in place for the full year in 2014 whereas in 2013 it was only in place for eight months, offset by the one-time product launch expenses incurred for Epuris in 2013.

General and Administrative Expense (“G&A”) (in thousands of dollars):

For the years ended December 31,

	2014	2013	$ change in 2014	% change in 2014
General and administrative	7,673	4,166	3,507	84

G&A expense in Q4 2014 was $2.6 million, compared to $1.0 million in the fourth quarter of 2013. The increase in G&A reflects additional resources for business development activities as well as increased stock option expense due to the increase in the share price compared to the prior year. In addition, certain expenses were incurred in Q4 2014 related to the NASDAQ listing approval, the product acquisitions announced in January and other initiatives related to future growth opportunities for the Company.

For the year ended December 31, 2014, G&A expense was $7.7 million, an increase of $3.5 million, compared to 2013. In addition to the items in Q4 2014 described above, $1.3 million in severance costs were incurred in 2014 related to the departure of the former President and CEO as well as one other executive officer.

6 │ Cipher Pharmaceuticals Inc. 2014 Fourth Quarter Report

Amortization of Intangible Assets (in thousands of dollars):

For the years ended December 31,

	2014	2013	$ change in 2014	% change in 2014
Amortization of intangible assets	758	1,108	(350)	(32)

The Company began amortizing the intangible rights for CIP-TRAMADOL ER in Q3 2011, and for CIP-ISOTRETINOIN amortization began in Q1 2009. The decrease in amortization expense in 2014 is a result of extending the estimated period of useful life for the tramadol product by one additional year.

Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life. Intangible assets are reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Interest Income (in thousands of dollars):

For the years ended December 31,

	2014	2013	$ change in 2014	% change in 2014
Interest income	540	253	287	113

Interest is earned on the Company’s cash and cash equivalents balance. The increase in interest income in 2014 compared to 2013 was a result of significantly higher cash balances during the year and a slight improvement in interest rates available.

ADJUSTED EBITDA (in thousands of dollars):

For the years ended December 31,

	2014	2013	$ change in 2014	% change in 2014
ADJUSTED EBITDA	22,403	20,044	2,359	12

EBITDA is a non-IFRS financial measure. The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines Adjusted EBITDA as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets and non-cash share-based compensation.

The Company considers Adjusted EBITDA as a key metric in assessing business performance and considers Adjusted EBITDA to be an important measure of operating performance and cash flow, providing useful information to investors.

The following is a summary of how EBITDA and Adjusted EBITDA are calculated (in thousands of dollars):

	2014	2013
Net income	20,651	24,967
Add back (deduct)
Depreciation	16	16
Amortization	758	1,108
Deferred tax	(330)	(6,556)
EBITDA	21,095	19,535
Plus: Share-based compensation	1,308	509
Adjusted EBITDA	22,403	20,044

Management's Discussion & Analysis │ 7

Adjusted EBITDA in 2014 was $22.4 million, an increase of $2.4 million over 2013, reflecting the increase in revenue compared to the prior year. If the one-time milestone of $5.3 million is deducted from 2013 Adjusted EBITDA, the year-over-year the increase was 52%.

Income Taxes:

Management uses estimates when determining deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forward amounts, research and development expenditures and investment tax credits. Significant judgment is required regarding future profitability of the Company to be able to recognize deferred taxes. Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of any of the Company’s products, could adversely affect the ongoing value of deferred taxes. The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable profits to allow all or part of the asset to be recovered.

In 2014, as a result of certain positive market conditions for existing products, the Company recognized an additional deferred tax asset on the balance sheet of $5.1 million and a corresponding tax recovery on the statement of earnings and comprehensive income. In 2014, deferred income tax expense of $4.8 million was recorded, resulting in a net deferred tax balance of $6.9 million as of December 31, 2014.

The Company has approximately $6.0 million of unrecognized deferred income tax assets, which have not been recognized in the financial statements. These assets consist of intangible assets and investment tax credits which are available to reduce taxable income in future years.

Earnings per Share:

For the years ended December 31,

	2014	2013	$ change in 2014	% change in 2014
Income - in thousands of dollars	20,651	24,967	(4,316)	(17)
Basic earnings per share	0.82	1.02
Diluted earnings per share	0.79	0.97

Basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated taking into account dilutive instruments, such as options, that are outstanding.

Net income in Q4 2014 was $3.6 million, or $0.14 per basic share, compared to net income of $17.0 million, or $0.69 per basic share in Q4 2013.

Net income in 2014 was $20.7 million, or $0.82 per basic share, compared to net income of $25.0 million, or $1.02 per basic share in 2013. In 2013, the Company recognized a deferred tax asset of $6.6 million in Q4 and also earned a $5.3 million one-time sales milestone for Absorica. Excluding the impact of these two items, net income in 2013 would have been $13.1 million, or $0.53 per basic share. On a like-to-like basis, the aforementioned $0.53 earnings per share for 2013 compares to $0.81 for 2014.

The weighted average number of shares outstanding for the year ended December 31, 2014 was 25,336,068 (2013 - 24,558,716).

8 │ Cipher Pharmaceuticals Inc. 2014 Fourth Quarter Report

Summary of Quarterly Results

Quarterly Statements of Income (in thousands of dollars, except per share amounts):

For the year ended December 31, 2014

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	2014 Total
Licensing revenue	7,539	8,237	6,699	7,743	30,218
Product revenue	340	498	512	719	2,069
Cost of product sold	100	149	135	179	563
Research & development	358	306	267	296	1,227
Selling and marketing	513	605	552	615	2,285
General and administrative	1,795	1,672	1,568	2,638	7,673
Amortization of intangible assets	190	189	189	190	758
Interest income	103	121	146	170	540
Income before income taxes	5,026	5,935	4,646	4,714	20,321
Income tax expense (recovery)	1,160	1,430	(4,010)	1,090	(330)
Income	3,866	4,505	8,656	3,624	20,651
Basic earnings per share	0.15	0.18	0.34	0.14	0.82
Diluted earnings per share (1)	0.15	0.17	0.33	0.14	0.79

(1) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the year

For the year ended December 31, 2013

	Q1	Q2	Q3	Q4	2013 Total
Licensing revenue	3,293	5,459	5,592	12,252	26,596
Product revenue	-	88	44	283	415
Cost of product sold	-	27	12	103	142
Research & development	308	341	388	352	1,389
Selling and marketing	373	742	497	436	2,048
General and administrative	889	1,159	1,163	955	4,166
Amortization of intangible assets	277	277	277	277	1,108
Interest income	55	60	64	74	253
Income before income taxes	1,501	3,061	3,363	10,486	18,411
Recovery of income taxes	-	-	-	6,556	6,556
Income	1,501	3,061	3,363	17,042	24,967
Basic earnings per share	0.06	0.13	0.14	0.69	1.02
Diluted earnings per share	0.06	0.12	0.13	0.66	0.97

Management's Discussion & Analysis │ 9

For the year ended December 31, 2012

	Q1	Q2	Q3	Q4	2012 Total
Licensing revenue	1,811	1,629	2,118	2,900	8,458
Research & development	471	348	335	363	1,517
Selling, general and administrative	1,016	861	799	851	3,527
Amortization of intangible assets	225	245	277	278	1,025
Interest income	26	35	47	47	155
Income	125	210	754	1,455	2,544
Basic and diluted earnings per share (2)	0.01	0.01	0.03	0.06	0.10

(2) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the year

The fluctuations in reported results for the last eight quarters resulted primarily from the following factors:

•	Licensing revenue reflects the impact of the growing revenue stream from Absorica;

•	Product revenue reflects the growth in market penetration for Epuris in which was launched in Canada in mid-2013 and is the only product currently sold directly by the Company;

•	In Q4 2013, a US$5 million milestone was earned, based on the cumulative sales of Absorica;

•	In Q4 2013, the Company recognized a deferred tax asset, which contributed $6.6 million to net income. This represents an EPS impact of $0.27 per basic share;

•	In Q3 2014, the Company recognized a deferred tax asset, which contributed $5.1 million to net income. This represents an EPS impact of $0.20 per basic share; and

•	In Q4 2014, the Company incurred SG&A expenses of approximately $0.8 million related to the NASDAQ listing, product acquisition costs and other expenses related to growth opportunities.

Liquidity and Capital Resources

As at December 31, 2014, the Company has cash and cash equivalents of $52.6 million, compared to $47.6 million as at September 30, 2014 and $24.2 million as at December 31, 2013. The Company’s continued strong EBITDA performance resulted in the $5.0 million increase in cash in the fourth quarter.

The balance of accounts receivable was $14.3 million at December 31, 2014, compared to $22.5 million as at December 31, 2013. During Q1 2014 a US$10 million milestone for Absorica was collected.

The balance of accounts payable and accrued liabilities was $11.3 million at December 31, 2014 compared to $12.4 million as at December 31, 2013. During Q1 2014, the 50% share of the US$10 million milestone was paid to the Company’s commercial partner (Galephar).

Deferred revenue relates to amounts received in advance of recognition as revenue. The balance of $2.7 million at December 31, 2014 relates to the up-front licensing payments and pre-commercialization milestone payments received by Cipher under the CIP-ISOTRETINOIN and CIP-TRAMADOL ER distribution and supply agreements, net of revenue recognized to date. The deferred revenue balance at December 31, 2013 was $4.4 million and the decrease in 2014 relates to revenue recognized during the year.

Future cash requirements will depend on a number of factors, including expenditures on R&D for product candidates, costs associated with maintaining regulatory approvals, the timing of payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses for new products or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its products.

As at December 31, 2014, there are no capital lease contractual obligations. The only significant operating lease contractual obligations are related to the Company’s office location. The lease for the Company’s current premises expires in May 2015 and the new lease, which commences June 1, 2015, expires at the end of December 2018.

10 │ Cipher Pharmaceuticals Inc. 2014 Fourth Quarter Report

Share Capital

The Company is authorized to issue an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares. At December 31, 2014 the Company had 25,672,699 common shares issued and outstanding. Subsequent to year-end, 217,081 common shares were issued under the Company option plan and 2,036 common shares were issued under the employee and director share purchase plan, bringing the total number of common shares issued and outstanding to 25,891,816 as of the date of this MD&A.

A total of 516,000 stock options were granted during 2014, with exercise prices of $8.13, $7.43 and $8.76. During the year, 668,058 shares were issued as a result of the exercise of stock options and 28,680 shares were issued under the employee and director share purchase plan.

Share-based compensation expense in 2014 was $1.3 million, compared to $0.5 million in 2013, which reflects the impact of the increase in the Company’s share price on share-based compensation expense for the newly-granted stock options.

Galephar Pharmaceutical Research Inc.

In 2002, the Company entered into a Master Licensing and Clinical Supply Agreement ("the Agreement") with Galephar, a Puerto Rico based pharmaceutical research and manufacturing company. Under the Agreement, the Company acquired the rights to package, test, obtain regulatory approvals and market CIP-FENOFIBRATE, CIP-ISOTRETINOIN and CIP-TRAMADOL ER ("the CIP Products") in various territories. In accordance with the Agreement, the Company retains 50% of all revenue from licensing and distribution arrangements with respect to the CIP Products, with the other 50% due to Galephar. Where the Company has opted to market and sell a CIP Product directly in a territory, the Company pays a royalty to Galephar. Galephar retains the right to manufacture and supply the CIP Products. With respect to licensing and distribution arrangements, the Company manages the product supply arrangements with their respective marketing partners and Galephar; product is shipped directly from Galephar to the respective marketing partners. Where the Company has opted to market and sell the CIP Product directly, the Company purchases the finished goods from Galephar directly.

Critical Accounting Estimates

A summary of significant accounting policies is included in Note 3 of the Company’s 2014 audited financial statements. Critical accounting estimates require management to make certain judgments and estimates, which may differ from actual results. Accounting estimates are based on historical experience and other factors that management believes to be reasonable under the time frame and circumstances. Changes in management’s accounting estimates can have a material impact on the financial results of the Company. The Company’s critical accounting estimates are included in Note 4 of the Company’s 2014 audited financial statements and are described below.

Revenue Recognition:

Management evaluates the multiple elements and units of accounting which are included within certain licensing and distribution agreements. The recognition of revenue on up-front licensing payments and pre-commercialization amounts are over the estimated period that the Company maintains contractual obligations. The estimated periods are reviewed at least annually and are updated if expectations change as a result of licensing partner interactions, product commercial obsolescence or other factors. It is possible that these factors may cause significant changes in the Company's recognition of revenue in the future.

DEFERRED Income Taxes:

Management uses estimates when determining deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forwards, research and development expenditures and investment tax credits. Significant judgment is required to determine the probable future cash flows in order to recognize the deferred tax asset. Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of any of the Company’s products, could adversely affect the ongoing value of deferred tax assets. The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable income for the asset to be recovered.

Management's Discussion & Analysis │ 11

Intangible Assets:

Management estimates the useful lives of intangible assets based on the period during which the assets are expected to be available for use and also estimates their recoverability to assess if there has been an impairment. The amounts and timing of recorded expenses for amortization and impairments of intangible assets for any period are affected by these estimates. The estimates are reviewed at least annually and are updated if expectations change as a result of technical or commercial obsolescence, generic threats and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s intangible assets in the future.

FUNCTIONAL CURRENCY:

Management uses judgment when determining its functional currency. This determination includes an assessment of the indicators as prescribed in IAS 21, The Effects of Changes in Foreign Exchange Rates. However, applying the factors in IAS 21 does not always result in a clear indication of functional currency. Where IAS 21 factors indicate differing functional currencies, management uses judgment in the ultimate determination of the functional currency. Significant judgment is required in this overall assessment of the indicators and determination of the Company's functional currency.

Financial Instruments

Credit Risk Exposure:

The only financial instruments that potentially subject the Company to credit risk are accounts receivable. The collectability of accounts receivable is reviewed on a regular basis.

Fair Values of Financial Assets and Liabilities:

The fair values of accounts receivable, accounts payable and accrued liabilities included in the balance sheets approximate their carrying amounts due to the relatively short period of maturity of the instruments.

FOREIGN EXCHANGE FORWARD CONTRACTS:

The Company may enter into foreign exchange forward contracts to minimize transaction exposures and the resulting volatility in earnings. To mitigate exchange-rate risk, the Company may utilize foreign exchange forward contracts. During the fourth quarter of 2014, the Company entered into a foreign exchange forward contract related to certain licensing revenues of US$4 million which were earned during the quarter. The contract matured on February 12, 2015 at an exchange rate of 1.1598 against the U.S. dollar. The foreign exchange forward contract has been marked-to-market as at December 31, 2014 resulting in an insignificant foreign exchange loss.

Business Risks

Financial:

As at December 31, 2014, the Company had cash and cash equivalents of $52.6 million. The Company expects these funds will be sufficient to fund current product development and operating costs.

Patent Infringement:

There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights. Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict.

While the Company’s products are patented and listed in the FDA Orange Book, the patents can be challenged and generic products can be approved under an Abbreviated New Drug Application (“ANDA”). In the United States, under the "Hatch-Waxman Act", the FDA can approve an ANDA, for a generic version of a branded drug. In place of clinical studies, an ANDA applicant usually needs only to submit pharmacokinetic data demonstrating that its product has the same active ingredient(s) and is bioequivalent to the branded product. This is referred to as the ANDA process. The "Hatch-Waxman Act" requires an applicant for a drug that relies, at least in part, on the patent of a branded drug, to notify the sponsor of the branded drug of their application and potential infringement of a patent. Upon receipt of this notice, the sponsor of the branded drug has 45 days to bring a patent infringement suit in federal district court against the applicant seeking approval of a product covered by the patent. If such a suit is commenced and the ANDA was filed after the patent had been listed in the FDA Orange Book, then the FDA is generally prohibited from granting approval of the ANDA until the earliest of 30 months from the date the FDA accepted the application for filing, or the conclusion of litigation in the generic's favour, or expiration of the patent. The approval or launch of generic versions of any of the Company's products in any market could have an adverse effect on the Company's future revenues.

12 │ Cipher Pharmaceuticals Inc. 2014 Fourth Quarter Report

Information related to the Paragraph IV filing by Watson Laboratories, Inc. (now Actavis) is included in a previous section of this MD&A.

Concentration of Revenue:

A significant proportion of the Company's revenue is currently derived from one customer. The loss of that source of revenue for any reason would have a significant impact on the future cash flow and the financial position of the Company.

Product:

The Company’s products are manufactured by third parties and, except for Epuris, are sold by distribution partners. Should a product recall for regulatory or quality reasons occur, the cost of such recall and the potential interruption of the Company’s revenues streams could have an adverse effect on the financial results of the Company.

Dependence on Strategic Partnerships and Licensees:

The Company's success depends, in large measure, on its ability to conclude in-licensing, development, manufacturing, marketing, and distribution agreements with other pharmaceutical companies. Factors that may affect the success of the Company's collaborative efforts with pharmaceutical company partners include the following:

•	The Company's partners may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the products on which they are collaborating with the Company, which could affect their commitment to the Company's product development efforts;

•	The Company's technology/manufacturing partners may not be able to adequately supply its products in commercial quantities, which would adversely affect revenues. The Company’s manufacturing partner, Galephar, currently manufactures all of the Company’s products. In the event of an extended supply disruption at the Galaphar manufacturing facilities in Puerto Rico, there would be an adverse impact on Cipher’s financial perfomance;

•	Reductions in marketing or sales efforts or a discontinuation of marketing or sales of the Company's products by its commercial partners may reduce future revenues, which are based on a percentage of net sales by these partners; and

•	The collaboration agreements with the Company’s partners can be terminated by either party in the case of a material default in the terms of the agreements. Should one of these agreements be terminated, it could be difficult for the Company to attract new partners and it may adversely affect how the Company is perceived in the business and financial communities.

The development of pharmaceutical products is a process that requires large investments and can take years to complete. Projects can be abandoned along the way or regulatory authorities can refuse to approve new products. With respect to projects the Company initiates, the Company will attempt to minimize risk through the judicious selection of product candidates.

Dependence on CROs:

The Company’s contract research organization providers (“CROs”) depend on strict government regulation of the pharmaceutical research process, particularly in the U.S., where there has been a continuing trend towards increased regulation. Any changes in regulation, including a relaxation in regulatory requirements or the introduction of a simplified drug approval procedure, could materially and adversely affect the demand for the services offered by the Company. The failure by the Company or its CROs to comply with applicable regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. Furthermore, the issuance of a notice of filing by the FDA to either the Company or its suppliers based upon a material violation by the Company or its suppliers of Good Clinical Practice standards or Good Laboratory Practice standards could materially and adversely affect the Company.

Regulation:

The cost of complying with government regulation can be substantial. Government authorities in the U.S., Canada and comparable authorities in foreign countries also regulate the research and development, manufacture, testing, and safety of pharmaceutical products, as well as the approval and commercialization of such products. The regulations applicable to the Company's existing and future products may change. There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed. Government agencies in the U.S., Canada and other countries in which the Company intends to carry on business regulate pharmaceutical products intended for human use. Regulations require extensive clinical trials and other testing and government review and final approval before the Company can market its products.

Management's Discussion & Analysis │ 13

Requirements for approval vary widely from country to country outside of the U.S. and Canada. Whether or not approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer or shorter than in the U.S. and Canada.

Any failure or delay in obtaining regulatory approvals could adversely affect the market for any products the Company develops and therefore its business, results of operations, financial condition and cash flows.

Disclosure Controls and Procedures

Cipher’s management is responsible for establishing and maintaining disclosure controls and procedures to ensure that information required to be disclosed to satisfy the Company’s continuous disclosure obligations is recorded, processed, summarized and reported as required by applicable Canadian securities legislation. Management has carried out an evaluation of the effectiveness as of December 31, 2014 of the design and operation of the disclosure controls and procedures, as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, under the supervision and with the participation of the President and Chief Executive Officer (“CEO”), and the Chief Financial Officer (“CFO”). Based on this evaluation, the CEO and CFO concluded that the disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. The Board of Directors has reviewed and approved the Company’s policy regarding corporate Disclosure Controls and Procedures. Management has certified that as at December 31, 2014 the design and operation of the disclosure controls and procedures continues to be effective.

Cipher’s management is responsible for designing and implementing internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s reporting and the preparation of financial statements for external purposes in accordance with IFRS. As required under National Instrument 52-109, the Company, under the supervision and with the participation of the CEO and the CFO, has carried out a review of its internal controls over financial reporting. Based on this evaluation, the Company’s CEO and CFO concluded that the Company has designed and implemented such internal controls over financial reporting so as to provide reasonable assurance regarding the reliability of the Company’s reporting and the preparation of financial statements for external purposes and that there were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. In assessing its internal controls over financial reporting, the Company utilizes the Internal Control - Integrated Framework (1992) as released by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In 2013, COSO released the Internal Control - Integrated Framework (2013). As at December 31, 2014, the Company continues to utilize the 1992 framework, and has implemented a plan to change over to the Internal Control - Integrated Framework (2013) by Q2 2015.

14 │ Cipher Pharmaceuticals Inc. 2014 Fourth Quarter Report